SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 25, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00

www.ubs.com

25 June 2009
Media Release
UBS appoints Chi-Won Yoon as Chairman & CEO, Asia Pacific
Zurich/Hong Kong, 25 June 2009 — UBS today announced the appointment of
Chi-Won Yoon as Chairman & CEO of Asia Pacific and as member of UBS’s Group Executive Board, with immediate effect. Yoon succeeds Rory Tapner who, after 25 years, is leaving UBS.
“Chi-Won becomes the leader of a business that, under Rory’s stewardship over the last five years, has developed into a formidable franchise. Chi-Won’s indisputable track-record of commercial success and proven leadership skills will ensure that the firm maintains its focus and continues to enjoy the support of its clients. I would like to thank Rory sincerely for his invaluable contribution to UBS since he joined the firm in 1983”, said Oswald J Grübel, Group Chief Executive Officer.
UBS has more than 9,500 employees in Asia Pacific. The Firm has the largest1 and leading wealth management business in the region, as repeatedly acknowledged in industry polls2. UBS’s equities business has sustained an unparalleled period of industry leadership in the Asia Pacific3, while its investment banking department has generated more fees than any other market participant since 2006 (1/1/06 — 2009 YTD)4.
Yoon joined UBS in 1997 as Head of Equity Derivatives, becoming Head of Asia Equities in 2004, Head of Asia Pacific Equities in 2008, and Head of Equities and Head of FICC for Asia Pacific in 2009.
“Chi-Won brings with him 23 years of experience in leading and building profitable and client-driven businesses. He has been a tremendous colleague over the past six years and I am delighted that he has accepted this exciting and challenging role. He is an exceptional individual and I am confident that UBS will thrive under his leadership. Chi-Won’s appointment ensures that UBS is well positioned to face the next stages of the firm’s development and growth in Asia Pacific”, said Tapner.
“The chance to lead UBS in Asia Pacific with its strength and depth across the region in investment banking, and wealth and asset management is exciting and I look forward to following in Rory’s very successful footsteps. Despite the challenges that the industry faces in the near term, Rory leaves a business with impeccable credentials and a stability and client base that is the envy of many”, said Yoon.

1   SOURCE: Reuters and Calamander Group
2   SOURCE: Best Private Bank in Asia: Asiamoney 2005-2009, Euromoney 2004-2008
3   SOURCE: Extel-Thomson Reuters, IRESS, Institutional Investor
4   SOURCE: Dealogic
UBS

Media Relations 25 June 2009

CHI-WON YOON Chairman & Chief Executive Officer, UBS AG, Asia Pacific Head of Asia Pacific Equities Head of Asia Pacific FICC
JUNE 2009
Professional History
Chi-Won Yoon became the Chairman & Chief Executive Officer of UBS AG, Asia Pacific (APAC) and a member of the UBS Group Executive Board (GEB) in June 2009. He continues to head UBS Investment Bank’s securities businesses in the region and serve as the country head and CEO for UBS’s Hong Kong branch. Since February 2009, Yoon has worked as head of APAC Fixed Income, Currencies & Commodities (FICC). Prior to that he was head of APAC Equities, in which capacity he oversaw Sales, Trading, Research, Derivatives and Prime Services across Asia.
Chi-Won is a member of the global equities management committee and the APAC management committee. He was appointed to the Investment Bank board and the people committee in 2005 and 2006, respectively, and he also chairs the recruitment board for the Investment Bank.
Previously, Chi-Won worked at Lehman Brothers in New York and Hong Kong and before that, for six years at Merrill Lynch in New York.
Chi-Won began working in the financial services industry with a focus on equity derivatives in 1986 in New York. He has been based in Hong Kong since 1994. Before embarking on a career on Wall Street, he worked as an electrical engineer, designing the satellite communications network used in the space shuttle program.
Education
Chi-Won holds a bachelor’s degree in Electrical Engineering and a master’s in Finance, both from the Massachusetts Institute of Technology.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: June 25, 2009